

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 4, 2018

Yulia Lazaridou
President and Chief Executive Officer
Minaro Corp.
Kleonos 8A
Lakatameia, Cyprus, 2333

> **Re:** **Minaro Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 22, 2018**
> **File No. 333-223963**

Dear Ms. Lazaridou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 21, 2018 letter.

Dilution, page 17

1. We reviewed the revisions to your disclosure in response to comment 2. It appears you improperly computed pro forma net tangible book value per share after the offering. Your computations added the stockholders deficit at January 31, 2018 to the net proceeds of the offering rather than reducing the net proceeds of the offering by the stockholders deficit at January 31, 2018 assuming you sell 100%, 75%, 50% and 25% of the shares of common stock being offered. As a result, your computations of the increase per share attributable to new investors, dilution to investors, and dilution as a percentage of the offering price are incorrect. Please revise.

2. You stated in your response to comment 3 that you revised your disclosure as requested. However, it does not appear that you revised your disclosure as requested and we reissue our comment. Please include a comparison of the public contribution under the proposed

public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception assuming 100% of the shares offered are sold. In doing so, please insert a table showing the number and percentage of common shares acquired by existing shareholders and new investors and the consideration and percentage of consideration paid by existing shareholders and new investors assuming 100% of the shares offered are sold. Please refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

3. You stated in your response to comment 4 that you revised your disclosure as requested. However, it does not appear that you revised your disclosure as requested and we reissue our comment. You disclose that you intend to rely on exemptions from certain disclosure requirements and that the election is irrevocable. However, your election to provide scaled disclosures available to emerging growth companies is not irrevocable. Please revise. In addition, please disclose that you elected to opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards and that the election is irrevocable.

Financial Statements, page 36

4. In your response to comment 1 you state you changed your year end to January 31. However, you disclose your fiscal year end is March 31. Please revise.

Report of Independent Registered Public Accounting Firm, page 37

5. This report should also be addressed to the stockholders. Please have your auditor revise the report accordingly. This comment also applies to the report on page 45.

Notes to the Financial Statements

Note 3 – Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 51

6. ASU 2016-09 was effective for fiscal years beginning after December 15, 2016. Please revise the effective date of the ASU and disclose, if true, that the ASU has had no impact on your financial statements.

7. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. Please revise your disclosure accordingly.

You may contact me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or Jennifer Lopez-Molina at (202) 551-3792 with any other questions..

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief
Office of Consumer Products